2020 Milvia St. Suite 500	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Danaher Corp. (DHR)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Danaher Corp. (DHR)
Vote Yes: Item #6 – Proposal Requesting Annual Diversity and Inclusion Efforts Report

Annual Meeting: May 9, 2023

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Danaher Corp. (“Danaher”) report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so investors can assess and compare the effectiveness of the Company’s diversity, equity, and inclusion programs.

SUMMARY

The resolution requests that Danaher Corp. (“Danaher”) report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for hiring, retention, and promotion of employees, including data by gender, race, and ethnicity.

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of Danaher’s DEI efforts. It cites concerns that Danaher is continuing to be an outlier in its decision to withhold these data sets.

The resolution also cites studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

2022 Proxy Memo Danaher Corp. | Proposal Requesting Annual Diversity and Inclusion Efforts Report

RATIONALE FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces.
2.	Corporate policies that allow harassment and discrimination undermine business success.
3.	Danaher is risking the trust and confidence of its consumers and employees by not sharing the outcomes of its actions in support of its DEI commitment.
4.	Danaher’s DEI reporting significantly lags peers, exposing the Company to competitive risk.

DISCUSSION

1.	Companies benefit from diverse and inclusive workplaces.

Danaher appears to acknowledge the benefits of a diverse and inclusive workplace, stating in its 2022 Sustainability Report that:

Our goal is to continuously improve and sustain an inclusive culture in which diversity provides deeper customer insights and creates a competitive advantage in the markets we serve. By attracting, developing and engaging the best team of diverse and empowered associates, we help realize life’s potential for ourselves, our customers and our shareholders.1

Multiple research reports agree with Danaher’s statement. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and have improved share value. These studies include, but are not limited to:

●	As You Sow’s 2022 review of 277 EEO-1 reports, which detail a company’s workforce composition, found a positive association between diversity in management and cash flow, net profit, revenue, and return on equity.[2]
●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[3]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[4]

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1 https://www.danaher.com/who-we-are/diversity-inclusion

2 https://www.asyousow.org/report-pages/workplace-diversity-and-financial-performance

3 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

4 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

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2022 Proxy Memo Danaher Corp. | Proposal Requesting Annual Diversity and Inclusion Efforts Report

●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[5]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five-year stock return that was 5.8 percent higher than the 20 least-diverse companies.[6]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[7]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Danaher’s lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the Company’s corporate commitment to a diverse and inclusive workplace.

2.	Corporate policies that allow harassment and discrimination undermine business success.

Researchers have identified benefits of diverse and inclusive teams include: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.8

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent, and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.9 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.10

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5 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

6 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

7 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost

8 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

9 https://www.apa.org/news/press/releases/stress/2015/impact

10 https://www.prnewswire.com/news-releases/seventy-two-percent-of-working-americans-surveyed-would-or-may-consider-leaving-an-organization-for-one-they-think-is-more-inclusive-deloitte-poll-finds-300469961.html

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2022 Proxy Memo Danaher Corp. | Proposal Requesting Annual Diversity and Inclusion Efforts Report

3.	Danaher is risking the trust and confidence of its consumers and employees by not sharing the outcomes of its actions in support of its DEI commitment.

Danaher has been accused of retaliation when discrimination concerns were raised, “regularly occurring inappropriate behavior,”11 and being “one complaint away from a #MeToo issue.”12

It is very concerning when a company will not commit to future disclosure, as it may indicate that the Company either does not track its hiring, retention, or promotion rates or that it believes that sharing the data might negatively impact it investors’ perceptions of its stock.

Danaher, to be credible with investors and other external stakeholders, needs to show statements that “everyone has a role in ensuring we maintain our culture of respect,” 13 and “We strive to not only increase the diversity representation of our team…”14 are not puffery by allowing external parties to review the data demonstrating the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees and their experiences.

4.	Danaher’s DEI Reporting Lags its Peers

Danaher lags its peers in the disclosure and transparency it provides to investors. The release of workforce composition data is akin to a balance sheet, detailing diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1, by itself, insufficient in assessing the effectiveness of DEI programs.

The Company’s inclusion data – the hiring, promotion, and retention rates of diverse employees – must also be shared for investors to have a full understanding of the experience of UPS’s employees. This data is needed, for example, for investors to assess if a company is masking a toxic workplace culture with poor retention rates through high recruitment and hiring rates. Should this be true, that a company is able to hire but not retain diverse employees, this would indicate operational inefficiencies related to human capital expenses and also raise concerns about the functionality of the remaining workforce.

In contrast, a company with low overall workforce diversity may indeed be very well managed. If it is able to share high retention and promotion rates, investors might conclude that the Company is facing recruitment challenges that sit outside of its direct control, such as a lack of candidate diversity for its industry or a lack of diversity within the local population from which they are able to hire.

Between January 2022 and January 2023, the number of Russell 1000 companies releasing hiring rate data by gender, race, and ethnicity increased by 64 percent, companies releasing retention rate data increased by 127 percent, and companies releasing promotion rate data increased by 139 percent.15 Below are examples of inclusion factor data that UPS’s peers are disclosing, or have committed to disclose, as of March 2nd, 2023:

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11 https://news.bloomberglaw.com/daily-labor-report/danaher-sued-by-in-house-counsel-who-voiced-her-metoo-worries?_pxhc=1655737269778

12 https://www.reuters.com/article/employment-danaher-idUSL1N29E201

13 https://www.danaher.com/coc/en/our-team/respect-in-the-workplace.html

14 https://filecache.investorroom.com/mr5ir_danaher/754/Danaher%202022%20Sustainability%20Report.pdf

15 https://www.asyousow.org/our-work/social-justice/workplace-equity/

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2022 Proxy Memo Danaher Corp. | Proposal Requesting Annual Diversity and Inclusion Efforts Report

-	Almost a quarter of Russell 1000 companies release hiring data by gender.
-	43 percent of the S&P 100 release, or have committed to release, at least one hiring statistic related to gender.
-	29 percent of the S&P 100 release or have committed to release, at least one hiring statistic related to race/ethnicity.
-	28 percent of the S&P 100 release or have committed to release, at least one promotion statistic related to gender.
-	22% percent of the S&P 100 release or have committed to release, at least one promotion statistic related to race/ethnicity.
-	20% percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to gender.
-	19 percent of the S&P 100 release or have committed to release, at least one retention or turnover statistic related to race/ethnicity.

This places Danaher behind other companies in their workplace equity data disclosure. It is increasingly a laggard, as companies commit to releasing stronger data.

RESPONSE TO DANAHER’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

●	In its statement of opposition to the resolution, the Board states that: “Given that Danaher’s extensive disclosures already give investors the data they need to assess the effectiveness of our DEI program, the Proponents’ request for a special report – as well as their request for additional, highly granular demographic data that few companies publish -- would be an unnecessary and inefficient use of resources that would serve only the limited interests of a small group of shareholders.”

In response, the Proponents note that a separate report is not required for the satisfaction of the proposal. Investors are looking for additional metrics, ones that can be incorporated into the Company’s existing sustainability/ESG report. The Proponents that within Danaher’s 2022 Sustainability Report, some of this data is already being shared, although it is piecemeal and selective. Investors are looking for the data to be displayed in a way that is material, transparent, and comparable to peers.

Proponents also note that the release of these metrics has been a concern and a continuing topic of shareholder engagement by institutional investors for a number of years. In 2021, an investor statement, facilitated by As You Sow and representing more than $1 trillion in assets under management, “ask[ed] that companies increase investors’ accessibility to information related to their workplace equity policies, practices, and program outcomes….Recruitment, retention and promotion rates of diverse employees are essential data sets for investors to review in order to assess the effectiveness of companies’ diversity equity and inclusion programs.”16

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16 https://docs.google.com/forms/d/e/1FAIpQLSeZjTF-Wc90dO36X8oCj2MZNHo2VSKOTSUbbL3TL_7fkogj2Q/viewform

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2022 Proxy Memo Danaher Corp. | Proposal Requesting Annual Diversity and Inclusion Efforts Report

●	Danaher also states in its opposition statement that the data requested is too granular and questions if it is indeed lagging its peers in its disclosures.

In response, the Proponents note that the data the proposal requests is not reinventing the wheel. The Equal Employment Opportunity Commission already outlines the genders and ethnicities for companies to collect employee demographic data against within the EEO-1 report. Investors are simply asking for Danaher to break down its promotion, hiring, and retention rate data along these same gender, race, and ethnicity categories.

Danaher may have also misinterpreted its ranking in As You Sow’s Workplace Equity Scorecard, focusing on the total score rather than its inclusion data disclosure, which is the focus of this resolution. Within Danaher’s sector (healthcare), the following companies have committed to release at least two of the three inclusion factors: CVS Health, Pfizer, Gilead Sciences, Thermo Fisher Scientific, and UnitedHealth Group.

CONCLUSION

A “Yes” vote is warranted. The Board has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at Danaher. The resistance to providing investors with metrics supporting the Company’s diversity commitments is concerning.

Vote “Yes” on this Shareholder Proposal

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For questions, please contact Meredith Benton, As You Sow, mbenton@asyousow.org

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